SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

                        Information Statement pursuant to
                                  Rule 13d-1(c)

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                                WINDSORTECH, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                    97380P100
                                 (CUSIP Number)


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                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13G
CUSIP No.
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      FREDERICK E. SMITHLINE
      ###-##-####
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2.    CHECK THE APPRORIATE BOX IF A MEMBER OF A GROUP        (a)    |_|

      N/A                                                    (b)    |_|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

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                            5. SOLE VOTING POWER
                               630,000 shares
                             ---------------------------------------------------
                            6. SHARED VOTING POWER
                               None
      NUMBER OF SHARES       ---------------------------------------------------
   BENEFICIALLY OWNED BY    7. SOLE DISPOSITIVE POWER
 EACH REPORTING PERSON WITH    630,000 shares
                             ---------------------------------------------------
                            8. SHARED DISPOSITIVE POWER
                                None
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      630,000

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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                     |_|

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.35%
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12.   TYPE OF REPORTING PERSON

      IN
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

Item l(a).  Name of Issuer.

            Windsortech, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices.

                 70 Lake Drive, Hightstown, NJ 08520

Item 2(a).  Name of Person Filing.

            The reporting person is Frederick E. Smithline

Item 2(b).  Address of Principal Business Office, or if none, Residence.

            The address of the residence of Frederick E. Smithline is:

            250 Park Avenue, Suite 1200A
            New York, NY 10177

Item 2(c).  Citizenship.

            Frederick E. Smithline is a citizen of the United
            States of America.

Item 2(d).  Title of Class of Securities.

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number.

            97380P100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable. This statement is filed pursuant to Rule 13d-1 (c)

Item 4.     Ownership

            (a) Amount beneficially owned by reporting person as of January 30, 2002

                 630,000 shares

            (b) Percent of Class:     5.35%

            (c) Number of shares as to which such person has:

                (i)  Sole power to direct the vote:

                     630,000 shares

                (ii) Shared power to vote or to
                     direct the vote:                None

                (iii)Sole power to dispose or direct the disposition of:

                     630,000 shares

                 (iv) Shared power to dispose or direct the disposition
                      of:      None

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        February 6, 2002
                                                        ----------------
                                                            (Date)

                                                     /s/ Frederick E. Smithline
                                                     --------------------------
                                                           (Signature)


                                                      Frederick E. Smithline
                                                      ----------------------
                                                          (Name/Title)